Glossary of Terms	Exhibit 99.1
Accident Year: accident year reporting focuses on the cost of the losses that occurred in a given year regardless of when reported. These losses are calculated by adding all payments that have been made for those losses occurring in a given calendar year (regardless of the year in which they were paid) to any current reserve that remains for losses that occurred in that given calendar year.
Agent (Independent Retail Insurance Agent): a distribution partner who recommends and markets insurance to individuals and businesses; usually represents several insurance companies. Insurance companies pay agents for business production.
Allocated loss adjustment expenses: defense, litigation, and medical cost containment expense, whether internal or external, that can be attributed to a specific claim.
Audit Premium: premiums based on data from an insured’s records, such as payroll data. Insured’s records are subject to periodic audit for purposes of verifying premium amounts.
Catastrophe Loss: severe loss, as defined by the Insurance Services Office's Property Claims Service (PCS) unit, either natural or man-made, usually involving, but not limited to, many risks from one occurrence such as fire, hurricane, tornado, earthquake, windstorm, explosion, hail, severe winter weather, and terrorism.
Combined Ratio: measure of underwriting profitability determined by dividing the sum of all GAAP expenses (losses, loss expenses, underwriting expenses, and dividends to policyholders) by GAAP net premiums earned for the period. A ratio over 100% is indicative of an underwriting loss, and a ratio below 100% is indicative of an underwriting profit.
Contract Binding Authority: business that is written in accordance with a well-defined underwriting strategy that clearly delineates risk eligibility, rates, and coverages; generally distributed through wholesale general agents.
Credit Risk: risk that a financially-obligated party will default on any type of debt by failing to make payment obligations. Examples include: (i) a bond issuer does not make a payment on a coupon or principal payment when due; or (ii) a reinsurer does not pay policy obligations.
Credit Spread Risk: represent the risk premium required by market participants for a given credit quality and debt issuer. Spread is the difference between the yield on a particular debt instrument and the yield of a similar maturity U.S. Treasury debt security. Changes in credit spreads may arise from changes in economic conditions and perceived risk of default or downgrade of individual debt issuers.
Customers: another term for policyholders; individuals or entities that purchase our insurance products or services.
Diluted Weighted Average Shares Outstanding: represents weighted-average common shares outstanding adjusted for the impact of any dilutive common stock equivalents.
Distribution Partners: insurance consultants that we partner with in selling our insurance products and services. Independent retail insurance agents are our distribution partners for standard market business and wholesale general agents are our distribution partners for E&S market business.
Earned Premiums: portion of a premium that is recognized as income based on the expired portion of the policy period.
Effective Duration: expressed in years, provides an approximate measure of the portfolio's price sensitivity to a change in interest rates, taking into consideration how the change in interest rates may impact the timing of expected cash flows.
Frequency: likelihood that a loss will occur. Expressed as low frequency (meaning the loss event is possible but has rarely happened in the past and is not likely to occur in the future), moderate frequency (meaning the loss event has happened once in a while and can be expected to occur sometime in the future), or high frequency (meaning the loss event happens regularly and can be expected to occur regularly in the future).
Generally Accepted Accounting Principles (GAAP): accounting practices used in the United States of America determined by the Financial Accounting Standards Board. Public companies use GAAP when preparing financial statements to be filed with the United States Securities and Exchange Commission.
Incurred But Not Reported (IBNR) Reserves: reserves for estimated losses that have been incurred by insureds but not yet reported plus provisions for future emergence on known claims and reopened claims.
Interest Rate Risk: exposure to interest rate risk relates primarily to market price and cash flow variability associated with changes in interest rates. A rise in interest rates may decrease the fair value of our existing fixed maturity investments and declines in interest rates may result in an increase in the fair value of our existing fixed maturity investments.
Invested Assets per Dollar of Stockholders' Equity Ratio: measure of investment leverage calculated by dividing invested assets by stockholders' equity.

Liquidity Spread: represents the risk premium that flows to a market participant willing to provide liquidity to another market participant that is demanding it. The spread is the difference between the price a seller is willing to accept to sell the asset and the price the buyer is willing to pay for the asset.
Loss Expenses: expenses incurred in the process of evaluating, defending, and paying claims.
Loss and Loss Expense Reserves: amount of money an insurer expects to pay for claim obligations and related expenses resulting from losses that have occurred and are covered by insurance policies it has sold.
Operating Income: non-GAAP measure that is comparable to net income with the exclusion of capital gains and losses and the results of discontinued operations. Operating income is used as an important financial measure by us, analysts, and investors, because the realization of investment gains and losses on sales in any given period is largely discretionary as to timing. Realized investment gains and losses, and other-than-temporary impairment charges included in earnings, and the results of discontinued operations, could distort the analysis of trends.
Operating Income per Diluted Share: non-GAAP measure that is comparable to net income per diluted share with the exclusion of capital gains and losses and the results of discontinued operations.
Operating Return on Average Equity: measurement of profitability that reveals the amount of operating income generated by dividing operating income by average stockholders’ equity during the period.
Reinsurance: insurance company assuming all or part of a risk undertaken by another insurance company. Reinsurance spreads the risk among insurance companies to reduce the impact of losses on individual companies. Types of reinsurance include proportional, excess of loss, treaty, and facultative.
Premiums Written: premiums for all policies sold during a specific accounting period.
Renewal Pure Price: estimated average premium change on renewal policies (excludes exposure changes).
Reported claim count: amount of reported claims, including those closed without payment.
Retention: measures how well an insurance company retains business by count; is expressed as a ratio of renewed over expired policies.
Risk: two distinct and frequently used meanings in insurance: (i) the chance that a claim loss will occur; or (ii) an insured or the property covered by a policy.
Severity: amount of damage that is, or may be, inflicted by a loss or catastrophe.
Statutory Accounting Principles (SAP): accounting practices prescribed and required by the National Association of Insurance Commissioners (“NAIC”) and state insurance departments that stress evaluation of a company’s solvency.
Statutory Combined Ratio: measurement commonly used within the property and casualty insurance industry to measure underwriting profit or loss; combination of underwriting expense ratio, loss and loss expense ratio, and dividends to policyholders ratio. The loss and loss expense ratio and dividends to policyholders ratio are calculated by dividing expenses by statutory net premiums earned. The underwriting expense ratio is calculated by dividing underwriting expenses by net premiums written.
Statutory Premiums to Surplus Ratio: statutory measure of solvency risk calculated by dividing net statutory premiums written for the year by the ending statutory surplus.
Statutory Surplus: amount left after an insurance company’s liabilities are subtracted from its assets. Statutory surplus is not based on GAAP, but SAP prescribed or permitted by state and foreign insurance regulators.
Unallocated loss adjustment expenses: loss adjustment expenses other than allocated loss adjustment expenses.
Underwriting: insurer’s process of reviewing applications submitted for insurance coverage, deciding whether to provide all or part of the coverage requested, and determining applicable premiums and terms and conditions of coverage.
Underwriting Result: underwriting income or loss; represents premiums earned less insurance losses and loss expenses, underwriting expenses, and dividends to policyholders (determined on a GAAP or SAP basis). Also referred to as the GAAP underwriting result or the statutory underwriting result. This measure of performance is used by management and analysts to evaluate profitability of underwriting operations and is not intended to replace GAAP net income.
Unearned Premiums: portion of a premium that a company has written but has yet to earn because a portion of the policy is unexpired.
Wholesale General Agent: distribution partner authorized to underwrite on behalf of a surplus lines insurer through binding authority agreements. Insurance companies pay wholesale general agents for business production.